

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax   0121 722 4800
www.severn-trent.com

Direct Line   44 121 722 4840
Direct Fax   44 121 722 4290
Our Ref   MLW

18 June 2002

02 JUN 27 AM 12: 49

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA



02042231

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
JUL 0 1 2002
THOMSON
FINANCIAL

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

On 18 June 2002, Severn Trent QUEST Limited (a wholly owned subsidiary of Severn Trent Plc permitted to subscribe for shares in the company to satisfy options granted under the Company's Sharesave scheme) subscribed for 8,911 Ordinary shares of 65 5/19 pence each to satisfy the exercise of options by participants in the scheme. These shares were then transferred to participants on the same day. The executive directors of Severn Trent Plc were deemed to have a technical interest in the 8,911 shares when Severn Trent QUEST Limited subscribed for the shares and ceased to have an interest when the shares were transferred to the participants.

www.severntrent.com